UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

(Amendment No. 4)

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of Subject Company (issuer))

SL INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

784413106
(CUSIP Number of Class of Securities)

William T. Fejes, Jr.

President and Chief Executive Officer

SL Industries, Inc.
520 Fellowship Road, Suite A114

Mt. Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

Alan Perkins, Esq.

Evan Stone, Esq.
Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas 75201

(214) 999-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of SL Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Handy & Harman Ltd., a Delaware corporation (“H&H”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of H&H (“AcquisitionCo”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Acquisition Sub”), as disclosed in a Tender Offer Statement on Schedule TO, as amended and supplemented, filed by H&H, AcquisitionCo and Acquisition Sub with the United States Securities and Exchange Commission  on April 21, 2016, for Acquisition Sub to purchase all of the outstanding shares of the Company’s common stock, $.20 per value per share, at a purchase price of $40.00 per share, on the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented, dated April 21, 2016 and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2.  Identity and Background of Filing Persons

Item 2 of the Schedule 14D-9 is  hereby amended and supplemented by inserting as the last sentence of the second paragraph of the subsection entitled “Tender Offer and Proposed Merger” with the disclosure set forth below:

“By Amendment No. 3 to the Schedule TO, DGT Holdings Corp., Steel Partners Holdings GP Inc., Steel and Warren G. Lichtenstein have been added as additional filing parties to the Schedule TO.”

Item 2 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the last sentence of the subsection entitled “Tender Offer and Proposed Merger” in its entirety with the following:

As set forth in the Schedule TO, the principal executive office for each of H&H, AcquisitionCo, Acquisition Sub, DGT Holdings Corp., Steel Partners Holdings GP Inc., Steel and Warren G. Lichtenstein is located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604, and the telephone number at such address is (914) 461-1300.

Item 4.  The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below immediately preceding the paragraph beginning with “In the course of its deliberations, the Special Committee also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:” of the subsection entitled “The Special Committee; Reasons for its Determinations”:

“While the tendering of Shares owned by certain affiliates of the Company (i.e., the independent members of the Special Committee and the Company’s executive officers) will count in determining whether the Supermajority of the Minority Condition is satisfied, the Special Committee believes that the interests of such persons and unaffiliated public stockholders are substantially aligned in the Offer and the Merger and therefore that the Supermajority of the Minority Condition continues to provide an important procedural safeguard to ensure the fairness of the Offer and the Merger.  Among other things, (i) the independent directors and the Company’s executive officers will each have his Shares and other equity interests cashed out in the Offer or the Merger, as the case may be, and will retain no equity in the Surviving Corporation as a result of the Offer and the Merger, (ii) the Board will be replaced at the Effective Time and substituted with the board of directors of Acquisition Sub and, accordingly, none of the independent directors will continue as a director of the Company, (iii) the executive officers’ role in the negotiation of the Merger Agreement (including the Merger and the Offer) was limited and, in the Special Committee’s judgment, at no time did the executive officers become affiliated with H&H and its affiliates and (iv) no independent director or executive officer of the Company negotiated any special compensation or other arrangements for himself in connection with the Offer and the Merger (please see the interests described under Item 3 of this Schedule — Arrangements with Current Executive Officers and Directors of the Company).  In addition, the Supermajority of the Minority Condition requires the tendering of 60% of the Shares held by stockholders other than H&H, its subsidiaries party to the Merger Agreement and their respective affiliates, including, without limitation, DGT, SPHG Holdings, Steel, Warren G. Lichtenstein and Glen M. Kassan.  This acceptance threshold with respect to unaffiliated Shares was increased during

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the course of the Merger Agreement negotiations and is in excess of a more traditional simple majority.  Because the independent directors and the executive officers of the Company collectively hold only approximately 1.65% of the outstanding Shares, more than 50% of all other unaffiliated Shares is required to participate in the Offer for the Supermajority of the Minority Condition to be satisfied. For these reasons, the procedural protection provided by the Supermajority of the Minority Condition is not compromised by including the Shares owned by the independent directors and executive officers to determine whether the Supermajority of the Minority Condition has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
Name:	William T. Fejes, Jr.
Title:	Chief Executive Officer and President

Dated:	May 23, 2016

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